As filed with the Securities and Exchange Commission on November 15, 2001 Registration No. ______________

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               LEW CORPORATION
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


             Nevada                                            870436159
-------------------------------                            ------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


6875 Speedway Blvd. U-104, Las Vegas, Nevada                    89115
-----------------------------------------------              ----------
   (Address of principal executive offices)                  (Zip Code)

Issuer's telephone number:          (702) 644-1656
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ---                                           ---
Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ------------------------------------------
                              (Title of Class)

==============================================================================


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                               LEW CORPORATION

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business ..................................... 3

Item  2.     Management's Discussion and Analysis or Plan of Operation ... 8

Item  3.     Description of Property...................................... 10

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 11

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 13

Item  6.     Executive Compensation....................................... 15
Item  7.     Certain Relationships and Related Transactions............... 16

Item  8.     Description of Securities.................................... 17

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 21

Item  2.     Legal Proceedings............................................ 21

Item  3.     Changes in and Disagreements with Accountants................ 21

Item  4.     Recent Sales of Unregistered Securities...................... 22

Item  5.     Indemnification of Directors and Officers.................... 24

PART F/S

             Financial Statements......................................... 25
PART III

Item  1.     Index to Exhibits............................................ 26

Item  2.     Signatures................................................... 26


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                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization
------------------------
LEW CORPORATION was incorporated in Nevada under the name of Columbia Capital Corporation on December 4, 1985. Columbia Capital Corporation changed its name to Service Holding Corporation on February 24, 1988. On April 1, 1999, Service Holding Corporation changed its name to ShuangYang (U.S.) Enterprises, Inc. ("ShuangYang"). Effective December 31, 2000, pursuant to the Agreement and Plan of Reorganization between ShuangYang and The Polymeric Corporation, a private corporation, ShuangYang effected a 5-for-1 reverse split of its common stock and issued post-split shares to the shareholders of The Polymeric Corporation in exchange for all the issued and outstanding shares of The Polymeric Corporation. As a result of the reorganization with ShuangYang, The Polymeric Corporation became a wholly owned subsidiary of ShuangYang and changed its name to Polymeric Industries, Inc. (hereinafter "Polymeric"). Thereafter, on February 6, 2001, ShuangYang changed its name to The Polymeric Corporation, and subsequently, on August 10, 2001, its name was changed to Lew Corporation (hereinafter "Lew"). See Exhibit 10.01, Agreement and Plan of Reorganization, and ITEM 7, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

General Description of Business
-------------------------------
Lew, through our subsidiary Polymeric and Polymeric's subsidiary Lew Composites, Inc. ("LewCom") is focused on research, development and manufacturing of composite products using our proprietary technology.

Composite manufacturing, once thought futuristic, is now a reality. Composite products have been accepted in most industries (typically high performance, high stress applications) and are considered the best method of manufacturing, offering control and consistency superior to previous forms and processes currently being used for high-speed production. The classic trickle down effect of technology and its acceptance will allow us to enter into industries that currently have a level of acceptance with composite products that are being sold at the high end of the marketplace.

Unidirectional graphite has numerous applications due to its many favorable properties. Graphite has been used successfully for a decade in limited applications, including aerospace, motorsports and other high-tech industries. Processing difficulties prohibited its use in the manufacturing of products requiring three-dimensional design until the development of our proprietary three dimensional directional laminate process ("3D/DL"). Previous difficulties using graphite were twofold: (1) difficulty processing graphite because of its unidirectional properties, and (2) difficulty creating the high pressure necessary to create interlaminate structural integrity. Employing 3D/DL, a proprietary manufacturing method developed over a 10-year period by Paul Lew, we overcame these obstacles and now we can manufacture complex three-dimensional shapes.


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Bicycle Products
----------------
We have developed a high-tech proprietary unidirectional composite molding process. Previously, we have used our graphite processing technology in the bicycle industry exclusively and earned a reputation for building the best products available. Some of the most acclaimed cyclists in the world have chosen to compete using our products. Included in that group is Lance Armstrong of the U.S. Postal Service Cycling Team, a three time and current Tour De France Champion, and Jeannie Longo, 2001 World Time Trial Champion, 1996 Olympic Gold Medalist and holder of 13 World Championship Jerseys (road and track). In November 2000, Jeannie Longo shattered the one hour track riding distance record (45.094 kms), one of the most highly coveted and respected records in the sport of cycling. Jeannie's bicycle was built around our wheels, the most important part of the bicycle. We currently offer a diverse line of bicycle rim and wheel systems, along with a hybrid aluminum/graphite crank. Additionally, under development for the bicycle market are a frame tubing set and low friction hubs.

Racing Automobile Products
--------------------------
Recently, we have applied our 3D/DL process to several products outside of the bicycle industry. Our first venture into auto racing products, a composite air filter housing, resulted in a fourth place finish in the Indianapolis, Brick Yard 400 Winston Cup Automobile Race in August of 2000. We've supplied this critical engine component to the Hendrick Motorsports Team, whose drivers include Jeff Gordon and Jerry Nadeau. We have the potential to supply these and other products to teams competing in a broad range of racing events, including the Winston Cup, Bush Series, Craftsman Truck Series, Cart, IRL and Formula 1 series.

The highest profile application of our technology for auto racing is the recently introduced LewCom energy-absorbing front bumper. The bumper was inspired by Lowe Motorsport's president H.A. "Humpy" Wheeler. The bumper is a graphite composite device that fits behind the front fascia of Winston Cup cars and provides a crumble zone in a crash. The bumper works by spreading out the impact of a crash over a longer period of time than an unequipped car, thus slowing down deceleration and redirecting the energy.

We have completed computer simulation testing on the bumper at the University of Dayton and sled-testing has been performed at a Wayne State University in Detroit, Michigan. After all the testing was completed, we performed remote crash tests in Las Vegas and at Lowe's Motor Speedway, in Charlotte, North Carolina during August 2001. The test was conducted by crashing a remote-control Winston Cup stock car, fitted with the bumper and a "black box" recording device, into an outer wall of the race track at a 30 degree angle at about 40 mph.

Data collected from our testing has been forwarded to NASCAR for evaluation and meetings have been scheduled with NASCAR officials to discuss any additional testing NASCAR would like to see done and potentially how to employ use of the bumper in NASCAR racing. We do not know if or when NASCAR will respond. Although no sales of our bumpers have been made to date, we are continuing to look at other applications for our bumper both inside and outside of auto racing.


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Specialty/Engineered Products under Development
-----------------------------------------------
Our 3D/DL process has the potential to affect an unlimited number of products across many industries. Many products that we believe may eventually be manufactured with our process are currently being manufactured using carbon fiber, titanium, or aluminum materials. Studies show that graphite can be superior to these materials in terms of strength, weight, and durability. Specialty products currently under development include:

  + Wind Energy Products - We have engaged a leading research facility in Ohio to complete a computer simulation that will illustrate the benefits of manufacturing large scale windmill blades using our materials and the 3D/DL process. The simulation is underway at the request of a European company that is currently looking for a superior windmill blade to be used in its current wind energy application.

  + Automated Rim Machine Assembly Line - We are currently developing a machine that will automate the 3D/DL process. The machine will be used to lower our cost of production for our current line of bicycle rims and will allow us to create a mass market product. The machine may also be sold for use by third-party rim manufacturers under a license arrangement.

  + Wheelchair Racing Products - We are working to develop a product line for high end wheelchair applications. Products may include lightweight hi-performance racing wheels and lightweight tubing for use in wheelchair frames.

  + Low Friction Wheel Hubs - We are developing what we believe to be a wheel hub system that will revolutionize hubs in many industries. Our hub is a combination of low friction bearings, bushings, cassette drive mechanism, and a unique use of materials. This combination of features will deliver what we believe to be the most efficient and best-engineered hubs in the world. We believe that any wheeled product with freewheeling capability can be improved by the use of this hub.

  + Aircraft Components - We have received a purchase order to develop a prototype engine component (actuator ring) for a major jet engine manufacturer using our materials and the 3D/DL process.

Supplies
--------
We obtain all of our composite supplies from a single supplier, Newport Adhesives and Composites, Inc., Irvine, California ("Newport"). Although we have no written supply agreement, we believe that Newport will be able to supply sufficient materials for any foreseeable needs we may have for such materials in the immediate future. However, there are numerous alternative suppliers of raw materials and any change of suppliers should not disrupt our supply or substantially increase the cost of supplies.

Marketing
---------
The annual value of the worldwide bicycle products, parts and equipment market is tremendous. Bicycle racing and performance products make up a substantial percentage of all bicycle products sold and of the total dollars spent. We estimate that our position in this marketplace with our products and equipment packages could be significant over the next 5 years.


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There are over 175,000 racing automobiles, competing at over 1,200 facilities in the U.S. The total international motor sports products, parts and equipment market is estimated to be over $500 billion. For CART and IRL alone, the operating costs per car for a complete season is $10,000,000 while a competitive F1 car cost is $25,000,000 per season. [Racer magazine, Dec. 2000] A substantial proportion of these amounts are the cost of equipment.

Currently, the state of the art chassis construction is carbon fiber, glass fiber, and aluminum. Because we have successfully demonstrated our superior unidirectional graphite products to this industry through contacts with Hendricks Motorsports, we believe we can obtain a portion of the market dollars that are currently being spent on racing parts and equipment made with other materials.

While the cycling and motor sports markets present significant opportunities, both the aerospace market and the medical industry may also develop into substantial applications for our proprietary technology. We have begun to explore the medical industry, including discussions with medical product companies about the use of our unidirectional graphite manufacturing process for medical instruments. By its nature, unidirectional graphite is non-corrosive, non-reactive and can be sterilized in normal autoclave processing, similar to the stainless steel equipment currently used. If our products prove viable in the medical industry, that prospective market could represent an enormous potential for growth, as well.

Research and Development
------------------------
Since our inception through December 31, 2000, because most of our products had already been developed we did not expend any amounts towards research and development. In the nine months ended September 30, 2001, however, we have expended $422,400 for research and development of new products, and we anticipate spending some of our available capital on the development of new products in the next twelve months. We anticipate that any expense we incur for research and development of new products will be substantially absorbed by the customers for such new products.

Competition
-----------
No other companies manufacture products using our proprietary unidirectional graphite material or the proprietary processing technology. However, competitors exist in all products areas, although we believe such competitors' products suffer from lack of performance characteristics, durability and value when compared with our products.

In the performance and racing bicycle products marketplace, competitors such as Campagnolo, Shimano, Maculu and Merlin all offer lightweight components and frames, and high performance rims and wheels are available from Campagnolo, Shimano, Mavic and Ritchey, among others. All of the above competitors are larger than we are, with established market share and greater financial resources than we have. We have not begun to assess competitive conditions in other market areas, but expect that competitors in other areas will have advantages similar to our competition in the bicycle products market.


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Intellectual Property Rights
----------------------------
We have made application for patents on the following technologies:

U.S. Patent and Trademark
Office Docket/
Application Number           Description of Application
-------------------------    -------------------------------------
09/548,068                   A Two Component Composite Bicycle Rim
09/642,598                   Bicycle Rim Wear Track Indicator
09/668,867                   Composite Rim
Patent Pending               Wheel Hub with Clutch
Patent Pending               Wheel Hub
Patent Pending               Stock Car Graphite Composite Bumper

Although a patent, when issued, has a statutory presumption of validity in the U.S., the issuance of a patent is not conclusive as to its validity, nor as to the enforcement scope of the claims contained therein. We have utilized intellectual property counsel in preparing and filing the patent applications and in that regard, we believe our technologies are not the intellectual property rights of others or are already in the public domain.

Personnel
---------
Lew has one full time salaried employee in its executive office, Ken Kirkpatrick, who serves as our chief financial officer and corporate secretary, pursuant to a three year employment agreement. Our president and C.E.O., William K. Watkins, serves as an employee at will. See ITEM 6, EXECUTIVE COMPENSATION. Our subsidiary, LewCom has six full time salaried employees as well as 14 full time hourly employees. Paul Lew, our founder and president of LewCom, has a written employment contract. All other employees are at will.

Facilities
----------
Our corporate office is located at 6875 Speedway Boulevard, Unit 104, Las Vegas, Nevada, which provides office space of approximately 500 square feet for the officers. Our manufacturing and machining operations are located in three units at, respectively, 6875 Speedway Boulevard, Units 104 and 106, and 6935 Speedway Boulevard, Building I, Las Vegas, Nevada. See ITEM 3, DESCRIPTION OF PROPERTY.

Government Regulation
---------------------
To the best of our knowledge, there are no government regulations that apply to our products or their manufacture other than the normal business licensing and registration.

Reasons for Registration
------------------------
We are voluntarily filing this registration statement on Form 10-SB in order to make information concerning ourself more readily available to the public, in particular to meet the listing requirements for the NASDAQ OTC Bulletin Board (the "OTCBB"). As a result of filing this registration statement, we are obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. We intend to continue to voluntarily file these periodic reports under the Exchange Act even if our obligation to file such reports is suspended under applicable provisions of the Exchange Act.


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Item 2. Management's Discussion and Analysis or Plan of Operation

Cautionary Statement Regarding Forward-looking Statements
---------------------------------------------------------
This report may contain "forward-looking" statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of Lew or its management or Board of Directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about Lew and its business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend" or similar expressions.

Plan of Operation
-----------------
General
-------
Prior to the reorganization with Polymeric, Lew was essentially inactive, with no operations and minimal assets. As a result of the reorganization, Polymeric became the continuing entity for accounting purposes and Lew the surviving entity for legal purposes. Accordingly, the following discussion relates primarily to the limited operating history of Polymeric since its inception in February 2000 and Lew's current plan of operation without reference to prior accounting periods.

Results of Operations from Inception (February 17, 2000) to September 30, 2001
------------------------------------------------------------------------------
Revenues. Lew had revenues of $98,096 for period from inception on February 17, 2000 to December 30, 2000, and revenues of $289,167 for the nine month period ending September 30, 2001. Cost of sales for fiscal 2000 was $81,997, or approximately 84% of sales, for a gross margin of $16,099. Cost of sales for the nine month period ended September 30, 2001 was $270,335 or approximately 93% of sales, for a gross margin of $18,832. Lew expects its revenues to increase and the cost of sales as a percentage of sales to decrease over the next twelve months as its sales volume increases.

Operating Expenses. For the period from inception to December 31, 2000, Lew had total operating expenses of $903,784, consisting of selling, general and administrative expenses of $871,159, and depreciation and amortization of $32,625. For the nine months ended September 30, 2001, Lew had total operating expenses of $1,963,219, consisting of selling, general and administrative expenses of $1,312,699, bad debt expense of $8,890, depreciation and amortization of $219,230, and research and development expenses of $423,023. Since our inception through December 31, 2000, because most of our products had already been developed, we did not expend any amounts towards research and development. In the nine months ended September 30, 2001, however, we have expended $422,400 for research and development of new products, and we anticipate spending approximately $500,000 on the development of new products in the next twelve months. Otherwise, in the next twelve months, Lew does not anticipates a substantial increase in its operating expenses unless sales merit additional staffing for administrative and production positions.

Other Expense. Lew's other expenses for the period from inception to December 31, 2000 were $2,537, consisting of interest expense of $12,538, offset by interest and other income totaling $10,001. For the nine months ended September 30, 2001, Lew's other expenses were 44,801, consisting of interest expense of $48,334, offset by interest income of $3,533.

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From inception to December 31, 2000, Lew had a net loss of $890,222, with a net loss per share of $0.22, based on the weighted average number of shares outstanding of 4,014,612. For the nine months ended September 30, 2001, Lew had a net loss of $1,989,188, with a net loss per share of $0.24, based on the weighted average number of shares outstanding of 8,421,531.

Liquidity and Capital Resources
-------------------------------
At December 31, 2000, Lew had current assets of $442,370, consisting of $174,561 in cash and cash equivalents, $47,371 in accounts receivable, and $220,438 in inventory. Lew had current liabilities of $528,973, consisting of accounts payable of $236,634, accrued expenses of $21,502, accrued interest of $4,336, the current portion of notes payable of $112,841, the current portion of capital lease obligations of $116,658, and stock subscription deposits of $37,002, for a working capital deficit of $86,603.

At September 30, 2001, Lew had current assets of $635,407, consisting of $262,781 in cash and cash equivalents, $57,420 in accounts receivable, $306,067 in inventory, and $9,139 in prepaid expenses. Lew had current liabilities of $523,514, consisting of accounts payable totaling $92,838, accrued expenses of $26,928, accrued interest of $3,402, the current portion of notes payable of $84,610, the current portion of capital lease obligations of $102,736, and stock subscription deposits of $213,000, for working capital of $111,893.

At December 31, 2000, Lew had property and equipment, net of accumulated depreciation, of $1,384,036. In addition, Lew had other assets of $1,003,949, consisting of goodwill, net of amortization, of $968,784, patents, net of amortization, of $27,365, and other assets of $7,800. (See NOTE 1(j) and NOTE 1(k) to the FINANCIAL STATEMENTS).

At September 30, 2001, Lew had property and equipment, net of accumulated depreciation, of $1,611,296. In addition, Lew had other assets of $921,147, consisting of goodwill, net of amortization, of $873,327, patents, net of amortization, of $46,045, and other assets of $1,775.

Cash used in operations for the period ended December 31, 2000 was $664,925. Net cash used by investing activities was $820,154, consisting of equipment purchases of $792,789, and patent costs of $27,365. Net cash provided by financing activities was $1,659,640.

Cash used in operations for the nine months ended September 30, 2001 was $1,602,503, consisting of equipment purchases of $369,713, and patent costs of $18,680. Net cash provided by financing activities was $2,060,436.

Since inception, Lew has funded its operations primarily through sales of its restricted securities. It is anticipated by Lew that its general and administrative expenses will continue to outpace revenues in the near future and management estimates that Lew's working capital needs for the next 12 months will be approximately $1,500,000. It is management's intention to continue to raise working capital through sales of securities until such time as revenues are sufficient to support operations. However, Lew has no commitments for additional working capital and no assurances can be given that Lew will be able to raise sufficient working capital.


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As a condition to the reorganization, Lew approved a private placement of up to 1,000,000 shares of its restricted common stock at a price of $1.00 per share. Subsequently, on June 22, 2001, Lew's board of directors approved an increase in the private placement amount to 2,500,000 shares. At September 30, 2001, Lew has sold 2,074,253 shares in the private placement for aggregate proceeds of $2,074,253, including one stock subscription receivable for $50,000 outstanding. (See NOTE 2 to the FINANCIAL STATEMENTS). Lew gives no assurance that it will be able to raise any additional funds in the private placement. If necessary, Lew will most likely first seek additional equity funding through its existing shareholders, but Lew has no agreements for such funding in place.

Impact of Inflation
-------------------
Lew does not anticipate that inflation will have a material impact on its current or proposed operations.

Seasonality
-----------
Lew has not experienced significant variations in sales of products attributable to seasonal factors.

ITEM 3.  DESCRIPTION OF PROPERTY

Offices
-------
We lease Unit 106 at 6875 Speedway Boulevard, Las Vegas, Nevada, for the graphite composite manufacturing operations of LewCom. The unit is approximately 9,375 square feet including a small amount of office space. The term of the lease runs through December 31, 2006 with monthly base payments ($2,719) and CAM charges ($469) aggregating $40,695 for the fiscal year 2001. The lease contains an escalator provision for a minimum 3.5% increase in the base payment in each successive year of the lease.

We lease Unit 104 at 6875 Speedway Boulevard, Las Vegas, Nevada, for our rim assembly manufacturing line. The unit is approximately 14,185 square feet including a small amount of office space for our executive offices. The term of the lease runs through December 31, 2006 with monthly base payments ($3,830) and CAM charges ($709) aggregating approximately $62,772 for the fiscal year 2001. The lease contains an escalator provision for a minimum 3.5% increase, maximum 4.0% increase in the base payment in each successive year of the lease.

We lease space in Building I at 6935 Speedway Boulevard, Las Vegas, Nevada, for our machine shop operations. The unit is approximately 12,560 square feet including a small office. The term of the lease runs through August 31, 2004 with monthly base payments ($4,396) and CAM charges ($628) aggregating approximately $55,945 for the fiscal year 2001. The lease contains an escalator provision for a minimum 3.5% increase in the base payment in each successive year of the lease.


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ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of September 30, 2001 the name and address of any person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities.

Security Ownership of Certain Beneficial Owners
-----------------------------------------------
Title                                                               Percent
of         Name and Address of            Amount and Nature of      of
Class      Beneficial Owner               Beneficial Ownership (1)  Class
-----      ---------------------------    ------------------------  -------
Common     Paul Lew                                  1,487,560       15.12
           6875 Speedway Blvd, #U106
           Las Vegas, NV 89115

Common     Richard A. Steinke             (2)        1,161,000       11.51
           705 Yucca Street
           Boulder City, NV 89005

Common     William Watkins                (3)          675,000        6.71
           8100 East Camelback Rd. #42
           Scottsdale, AZ  85251

Common     Peter E. Fooshe III            (4)          512,875        5.08
           1020 Degree of Honor Bldg
           325 Cedar Street
           St. Paul, MN  55101

The following table sets forth as of September 30, 2001, the name and position of each of our officers and directors, and the amount of any class of our voting securities known by us to be beneficially own by each.

Securities Ownership of Management
---------------------------------
Title                                                               Percent
of         Name and Position of           Amount and Nature of      of
Class      Officer and/or Director        Beneficial Ownership (1)  Class
-----      ---------------------------    ------------------------  -------
Common     Richard A. Steinke, Chairman   (2)        1,161,000       11.51
Common     William Watkins, Director
            C.E.O. and President          (3)          675,000        6.71
Common     Paul Lew, Director and                    1,487,560       15.12
            President of LewCom
Common     Peter E. Fooshe III, Director  (4)          512,875        5.08
Common     Francis Dosal, Director        (5)          202,500        2.06
Common     Nicholas Connor                                   -           -
Common     George H. Tissen                             70,000        0.71
Common     Kenneth Kirkpatrick, C.F.O.,
            Secretary and Treasurer       (6)          200,000        2.00

           Total Beneficial Ownership of
           All Officers and Directors as
           a Group (8 persons)                       4,308,935       40.22
-----------------------------------------
                    [Footnotes continue on next page]

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(1) All shares owned directly are owned beneficially and of record and such shareholder has sole voting, investment, and dispositive power, unless otherwise noted.

(2) Includes 560,000 shares held of record by Gemini Funding Services Profit Sharing Trust of which Richard Steinke is a beneficiary, 251,000 shares held of record by Richard Steinke as Trustee of the S103 Irrevocable Trust of which Richard Steinke is a beneficiary, and options to acquire up to 250,000 shares at an exercise price of $1.00 per share expiring June 21, 2004.

(3) Includes 200,000 shares held of record by the Dolores A. Watkins Family Trust, of which Mr. Watkins may be deemed to be a beneficiary, and options to acquire up to 225,000 shares at an exercise price of $0.50 per share expiring February 28, 2004.

(4) Includes 40,000 shares held of record by Paine Webber in IRA accounts for the benefit of Peter E. Fooshe III, and options to acquire up to 250,000 shares at an exercise price of $0.50 per share expiring February 28, 2004.

(5) Includes 50,000 shares held of record by Paine Webber in an IRA for the benefit of Sue Knudson Dosal, the spouse of Francis Dosal and 50,000 shares held of record by Paine Webber in an IRA account for the benefit of Francis Dosal.

(6) Includes options to acquire up to 150,000 shares at exercise prices ranging from $1.00 to $3.00 per share, vesting 50,000 shares per year beginning June 30, 2001, and expiring 3 years from the date of vesting.


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ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

     The names and ages of our executive officers and directors and the positions held by each of them are set forth below:

  Name                  Age   Position                    Dates Served
  ----                  ---   --------                    ------------
William K. Watkins       78   C.E.O. and Director         7/2001 to present
Richard A. Steinke       59   Chairman of the Board       1/2001 to present
Paul Lew                 38   Director, President of
                               LewCom                     1/2001 to present
Peter E. Fooshe III      45   Director                    1/2001 to present
Frank Dosal              63   Director                    1/2001 to present
Nicholas D. Conners      50   Director                    1/2001 to present
George Tissen            69   Director                    7/2001 to present
Kenneth J. Kirkpatrick   35   C.F.O., Secretary and
                               Treasurer                  6/2001 to present

     All our directors will hold office until the next annual meeting of shareholders and until their successors have been elected and qualified.

Biographical Information
------------------------
Set forth below is certain biographical information with respect to each of our officers and directors.

William K. Watkins was appointed as C.E.O. and as a director in July 2001. Mr. Watkins currently serves as a director of Amerityre Corporation, Boulder City, Nevada. Since September 1980, Mr. Watkins has been involved in researching, investing and developing various business ventures throughout the United States. From November 1954 through December 1961, Mr. Watkins was vice president and general manager of Market Motors Ford, Inc., Akron, Ohio. From January 1962 through August 1967, Mr. Watkins was president and CEO of multiple car dealerships including Costa Mesa Chrysler Plymouth, Inc., Costa Mesa, California. From February 1968 to August 1980, Mr. Watkins was president and CEO of Bill Watkins Ford, Scottsdale, Arizona.

Richard A. Steinke is one of our co-founders and serves as our Chairman of the board of directors. Richard founded Amerityre Corporation ("Amerityre"), Boulder City, Nevada [OTCBB: AMTY] in 1995 and currently serves as its Chairman and Chief Executive Officer. Amerityre manufactures urethan "Flat-free" tires. Richard received a B. A. in Political Science and Economics from the University of Arizona, Tucson, Arizona, in 1967. In addition, Richard has been an inventor and co-inventor of several patents in the urethane polymer field and the environmental air pollution field.

Paul Lew is one of our co-founders and serves as one of our directors and as the President of our subsidiary, LewCom. Paul was recognized by his peers at the 1997 International Composites Expo with the "Award of Excellence" and also received the "Best of Market" award in 1997 from The Society of Plastics Industry. Paul has over 12 years of experience in the composite industry having served as chief engineer for Sun Metal Products, Inc., one of the world's largest metal rim and wheel manufacturers from January 1995 to April 1996. Paul holds a Bachelor's of Architecture [1989]and a Bachelor's of Science in Environmental Design [1988]from Ball State University, Muncie, Indiana. In addition, Paul received a Bachelor's of Science in Mechanical Engineering from the U.S. Naval Academy, Annapolis, Maryland [1986].

Peter E. Fooshe III serves as one of our directors while remaining an active investor in multi-family housing and commercial real estate projects. Peter has been active as a principle, developer and broker in the real estate industry throughout the United States for over 20 year years and is the principal of P.E. Fooshe Co., St. Paul, Minnesota. Peter received a B.A. in Business Administration/Finance from the University of St. Thomas [1978], St. Paul, Minnesota.

Francis E. Dosal currently serves as one of our directors. In recent years, he has managed his own business affairs and provided private debt and equity funding to emerging companies. Francis has served on several private boards and currently is the Chairman of the Board of Minnesota Landmarks, a non-profit organization, St. Paul, Minnesota. Frank received his B.A. in Business Administration from the University of Florida [1959] and received his Masters of Science Degree from Florida State University [1973].

Nicholas D. Connor is currently serving as a member of our board of directors. Nick is a 25 year veteran of international marketing, sourcing and logistics. As one of the principals of The Connor Group, a billion dollar Hong Kong based international, sourcing and marketing company, Mr. Connor worked very closely with such firms as Nordstrom, Land's End, Dillard's, Seibu, Harrods, and Williams-Sonoma to formulate and manage their international sourcing and marketing strategies. Born and raised in Japan, fluent in Japanese and with extensive multi-cultural business experience in Asia, Europe, South Africa, and Central America, Nick is a multi-dimensional executive who brings with him a unique perspective on global trade based on his extensive international experience. Nick earned an undergraduate degree in economics in London England and his MBA from the Marshall School of Business, University of Southern California.

George H. Tissen was appointed to the board of directors in July 2001. George has been retired since 1982 but remains an owner and partner in New Vernon Coach & Motor Works, an automobile and truck repair center in New Vernon, New Jersey. George's interests center around classic cars and music. He has served as President of the Classic Car Club of America and also as a bandleader for musical groups. Prior to retirement, George was the founder and president of GTR Products, Inc., a sales and marketing company producing a proprietary line of children's musical keyboard instruments and learning method. George's early career includes stints in a machine shop, as a journeyman electrician and plant engineering construction analyst, a field application engineer and salesman, and an assistant vice president for a plastic injection molding and brass stamping company. George earned a bachelors degree from Rutgers University.

Kenneth J. Kirkpatrick joined Lew in June 2001 as Chief Financial Officer and was appointed as Secretary and Treasurer in July 2001. From December 2000 until joining Lew, Ken was controller for PurchasePro.Com, Inc., a software company in Las Vegas, Nevada. From May 1997 to December 2000, Ken served as C.F.O. and Treasurer for NOS Communications, Inc., a telecommunications company based in Las Vegas. From August 1996 to May 1997, Ken was Director of Finance for Pocket Communications, Inc., Las Vegas, a wireless communications start-up company. From February 1994 to August 1996, Ken was Controller for Fame Operating Company, Inc., a private restaurant and casino in Las Vegas. From January 1992 to February 1994, Ken served as a Senior Auditor for KPMG Peat Marwick. From May 1988 to January 1992, Ken was an Operations Analyst for Citibank Nevada. Ken received his B.S. degree in Business Administration from the University of Nevada in Las Vegas [1990].

Key Employee of Lew Composites
-------------------------------
Jason Schiers, currently serves as Vice President of our subsidiary, LewCom. Previously, Jason was co-founder and executive vice president of Advanced Cutting and Machining, a high tech machining company located in Las Vegas, Nevada, until its acquisition by LewCom in November 2000. Jason brings both hands on manufacturing and management skills, and has been involved in every aspect of business operations from purchasing and job estimates to production scheduling. Jason also has extensive experience and relationships with individuals and companies in industries such as mining, water filtration, aviation and medical development.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for our chief executive officer and any other executive officer that has received compensation in excess of $100,000 during the period from February 17, 2000 (inception) to December 31, 2000 (our most recent fiscal year end):

                          SUMMARY COMPENSATION TABLE

                                                         Long Term Compensation
                                                        ----------------------
                     Annual Compensation                 Awards        Payouts
                                             Other      Restricted
Name and                                     Annual      Stock      Options  LTIP     All other
Principal Position Year  Salary    Bonus($) Compensation Awards    /SARs    Payout  Compensation
------------------ ----  ------    -------- ------------ -------   -------  ------  ------------
Richard A. Steinke 2000   $ 70,000      -           -         -        -       -           -
C.E.O.

Transactions with Promoters
---------------------------
Our officers and directors may be deemed to be promoters and, other than the transactions disclosed in ITEM 7 below, we are not engaged in any other transactions with promoters.

Employment contracts
--------------------
We have two written employment contracts in place, one with Paul Lew, a director, through our subsidiary LewCom, and one with Kenneth Kirkpatrick, our Secretary/Treasurer and Chief Financial Officer.

Paul Lew's employment agreement is with LewCom, to serve as its President and Chief Executive Officer until March 31, 2004, at a salary of $10,000 per month. Compensation may be adjusted at the discretion of our board. The agreement contains a substantial severance penalty if we elect to terminate it prior to the end of the term for reasons other than for a breach of fiduciary duty, an act of moral turpitude, or a substantial neglect or abandonment of duties.

Kenneth Kirkpatrick's employment agreement is for a term ending June 30, 2004, at a salary of $7,500 per month, plus 150,000 options for the purchase of our common stock at prices ranging from $1.00 to $3.00 per share. One third (50,000) of the options vested on the signing of the agreement, with an additional third vesting on each on June 30, 2002 and June 30, 2003. This compensation is also subject to adjustment at the discretion of the board of directors. Either party may terminate this employment agreement with thirty days notice to the other party.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth below is provided based on what we believe may be material to our shareholders in light of all the circumstances of the particular case. The significance of the transactions disclosed may be evaluated by each shareholder after taking account the relationship of the parties to the transactions and the amounts involved in the transactions.

Effective December 31, 2000, pursuant to the Agreement and Plan of Reorganization between The Polymeric Corporation and ShuangYang, we effected a 5-for-1 reverse split of our then 22,184,300 issued and outstanding shares of common stock leaving 4,436,985 post-split shares. Concurrent with the reverse split, we canceled 3,548,870 post-split shares and issued 6,601,690 post-split shares to the shareholders of The Polymeric Corporation, leaving 7,489,805 shares of common stock issued and outstanding. The canceled shares had been previously acquired by The Polymeric Corporation from the former principal shareholders of ShuangYang (US) Enterprises, Inc., for $200,000 cash, $100,000 of which had been paid by The Polymeric Corporation prior to December 31, 2000, with the remaining $100,000 paid in January 2001. The $100,000 outstanding at December 31, 2000 was reflected in our financial statements as an accounts payable, related parties. See Exhibit 10.1, Agreement and Plan of Reorganization.

The following transactions detail transactions or share issuances to related parties in The Polymeric Corporation for the period from inception to December 31, 2000.

The Polymeric Corporation issued 245,500 shares of its common stock for services valued at $1.00 per share or $245,500. Of these shares, 158,500 shares were issued to two current members of our board of directors, Peter Fooshe III (156,000 shares) and Francis Dosal (2,500 shares).

The Polymeric Corporation issued 813,928 shares of its common stock in exchange for 81% of the outstanding shares of Lew Composites. Of the 813,928 shares issued in the exchange, a total of 555,560 shares were issued to Paul Lew, a current member of our board of directors and the president of LewCom.

The Polymeric Corporation assumed an agreement as part of its acquisition of a majority interest in LewCom whereby LewCom repurchased certain of its outstanding shares from one of its original shareholders for a total of $90,000, payable in monthly installments of $2,500. The amount due the former LewCom shareholder at September 30, 2001 and December 31, 2000 was $50,000 and $72,500, respectively, and was reflected in our financial statements as an accounts payable to a related party.

The following transactions detail transactions or share issuances to related parties in Lew from January 1, 2001 to September 30, 2001.

On February 19, 2001, we issued Peter E. Fooshe III, one of our directors, 12,000 shares of our restricted common stock in exchange for his services in connection with developing our strategic business plan. The shares of common stock have been valued at $1.00 per share or a total value of $12,000.

On March 1, 2001, we granted to Peter E. Fooshe, III, one of our directors, and William K. Watkins, our current C.E.O., president and a director, each options for the purchase of up to 250,000 shares of our common stock at an exercise price of $0.50 per share exercisable for a period of three years.

On June 22, 2001, we granted to Richard Steinke, our then C.E.O. and president, and the current Chairman of the Board, options for the purchase of up to 250,000 shares of our common stock at an exercise price of $1.00 per share, exercisable for a period of three years. In addition, we issued Mr. Steinke 80,000 shares of our restricted common stock valued at $1.00 per share in lieu of cash compensation for all unpaid compensation for services through June 30, 2001.

In May 2001, we hired William K. Watkins to serve as Vice President of Marketing and Sales. Mr. Watkins was paid compensation $5,000 per month covering the period from May 15, 2001 through June 30, 2001. Beginning July 2001, William K. Watkins compensation was increased to $12,500 per month for the twelve months ending June 30, 2002. Mr. Watkins agreed to receive 150,000 shares of our restricted common stock valued at $1.00 per share as his annual salary in lieu of monthly cash payments of $12,500 per month.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock
------------
We are authorized to issue 100,000,000 shares of $0.001 par value common stock. At September 30, 2001, we had 9,838,608 shares issued and outstanding. Our shares are entitled to one vote per share on each matter submitted for a vote at any meeting of shareholders. Our shares do not carry cumulative voting rights.

Our shares have no pre-emptive rights to acquire additional shares or any other securities. Our shares are not subject to redemption and carry no subscription or conversion rights. In the event of liquidation, our shares are entitled to share equally in corporate assets after satisfaction of all liabilities. Our shares, when issued, will be validly issued, fully paid, and nonassessable.

Shareholders are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. However, currently we are seeking growth and expansion of our business through the reinvestment of profits, if any, and we do not anticipate that we will pay cash dividends in the foreseeable future.

Preferred Stock
---------------
We are authorized to issue 5,000,000 shares of $0.001 preferred stock.
At September 30, 2001, no shares were issued and outstanding. The authority to issue the preferred stock is vested in our board of directors, which has authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights, preferences, or other variations of each class or series within each class authorized to be issued.

2001 Stock Option and Award Plan
--------------------------------
On April 17, 2001, our board of directors approved the proposed terms of the 2001 Stock Option and Award Plan (the "Award Plan"). In order for certain of the Award Plan's provisions to be effective, it must be approved by a majority of our stockholders within one year of its adoption by our board of directors. The following summary of the Award Plan is qualified in its entirety by the specific provisions of the Award Plan. As of September 30, 2001, a total of 625,000 options have been granted under the Award Plan.

Award Plan Summary
------------------
Our board of directors believes that it is important that employees and other individuals who contribute to our success have a stake in the enterprise as shareholders. Consistent with this belief, the award of stock options has been and will continue to be an important element of our compensation program.

The Award Plan is intended to (a) attract competent directors, executive personnel, and other employees, (b) the retention of the services of existing directors, executive personnel, and employees, and (c) provide incentives to all of such personnel to devote the utmost effort and skill to the advancement and betterment of the appropriate corporation by permitting them to participate in ownership and thereby permitting them to share in increases in the value which they help produce.

The Award Plan is to be administered either by our board of directors or by a committee (the "Committee") to be appointed from time to time by such Board of Directors. Awards granted under the Award Plan may be incentive stock options ("ISOs") as defined in the Internal Revenue Code of 1986, as amended (the "Code"), appreciation rights, options which do not qualify as ISOs, or stock bonus awards which are awarded to employees, including officers and directors, who, in the opinion of the board or the Committee, have contributed, or are expected to contribute, materially to the success of the Company. In addition, at the discretion of the Board of Directors or the Committee, options or bonus stock may be granted to individuals who are not employees but contribute to the success of the Company.

The exercise price of options granted under the Award Plan will be based on the fair market value of the underlying Common Stock at the time of grant and, in the case of ISOs may not be less than 100% of the fair market value of such capital stock on the date the option is granted (110% of the fair market value in the case of 10% stockholders). Options granted under the Award Plan shall expire no later than ten years after the date of grant (five years in the case of ISOs granted to 10% stockholders). The option price may be paid by cash or, at the discretion of the Board of Directors or Committee, by delivery of a promissory note or shares of Common Stock of the Company already owned by the optionee (valued at their fair market value at the date of exercise), or a combination thereof.

All of our employees, officers, and directors are eligible to participate under the Award Plan. A maximum of 1,000,000 shares are available for grant under the Award Plan. The identification of individuals entitled to receive awards, the terms of the awards, and the number of shares subject to individual awards, are determined by the Board of Directors or the Committee, in their sole discretion: provided, however, that in no event may the aggregate fair market value of shares for which an ISO is first exercisable in any calendar year by any eligible employee exceed $100,000.

The aggregate number of shares with respect to which options or stock awards may be granted under the Award Plan, the number of shares covered by each outstanding option, and the purchase price per share, shall be adjusted for any increase or decrease in the number of issued shares resulting from a recapitalization, reorganization, merger, consolidation, exchange of shares, stock dividend, stock split, reverse stock split, or other subdivision or consolidation of shares.

The Board of Directors or the Committee may from time to time alter, amend, suspend, or discontinue the Award Plan with respect to any shares as to which options or stock awards have not been granted. However, no such alteration or amendment (unless approved by the stockholders) shall (a) increase (except adjustment for an event of dilution) the maximum number of shares for which options or stock awards may be granted under the Award Plan either in the aggregate or to any eligible employee; (b) reduce (except adjustment for an event of dilution) the minimum option prices which may be established under the Award Plan; (c) extend the period or periods during which options may be granted or exercised; (d) materially modify the requirements as to eligibility for participation in the Award Plan; (e) change the provisions relating to events of dilution; or (f) materially increase the benefits accruing to the eligible participants under the Award Plan.

Certain Tax Matters
-------------------
For tax purposes, a participant to whom a non-qualified option is granted will not realize income at the time of the grant if the exercise price is equal to the then current market price. Upon exercise of the option, the excess of the fair market value of the stock on the date of exercise over the exercise price will be taxable to the optionee as ordinary income. The tax basis to the optionee for the stock acquired is the exercise price plus the amount recognized as income. The Company will be entitled to a deduction equal to the amount of the ordinary income realized by the optionee in the taxable year which includes the end of the optionee's taxable year in which he realizes the ordinary income. When shares acquired pursuant to the exercise of the option are disposed of, the holder will realize additional capital gain or loss equal to the difference between the sales proceeds and his or her tax basis in the stock.

If a participant to whom an option is granted exercises such option by payment of the exercise price in whole or in part with previously owned shares, the optionee will not realize income with respect to the number of shares received on exercise which equals the number of shares delivered by the optionee. The optionee's basis for the delivered shares will carry over to the option shares received. With regard to the number of non-qualified option shares received which exceeds the number of shares delivered, the optionee will realize ordinary income at the time of exercise; the optionee's tax basis in these additional option shares will equal the amount of ordinary income realized plus the amount of any cash paid.

Recipients of ISOs will not be required to recognize income at the time of the grant of the options or at the time of exercise of the options as long as the stock received on exercise is held for at least two years from the date of the grant of the ISOs or one year from the date of exercise (although the difference between the fair market value of the stock and the exercise price paid at the time of exercise must be taken into account for alternative minimum tax purposes). If the stock received upon exercise of an ISO is disposed of prior to the expiration of either of such time periods, the optionee will be required to recognize as ordinary income the amount by which the fair market value of the stock received at the time of exercise exceeds the exercise price of the ISOs.

Under the Award Plan, stock appreciation rights ("SARs") can be granted at the time an option is granted with respect to all or a portion of the shares subject to the related option. SARs can only be exercised to the extent the related option is exercisable and cannot be exercised for the six-month period following the date of grant, except in the event of death or disability of the optionee. The exercise of any portion of either the related option or the tandem SARs will cause a corresponding reduction in the number of shares remaining subject to the option or the tandem SARs thus maintaining a balance between outstanding options and SARs. SARs permit the holder to receive an amount (in cash, shares, or a combination of cash and shares, as determined by the Board of Directors at the time of grant) equal to the number of SARs exercised multiplied by the excess of the fair market value of the shares on the exercise date over the exercise price of the related options.

Under the terms of the Award Plan, the Board of Directors or the Committee may also grant stock awards which may, at the discretion of the Board of Directors or Committee, be subject to forfeiture under certain conditions. Recipients of stock awards will realize ordinary income at the time of the lapse of any forfeiture provisions equal to the fair market value of the shares less any amount paid in connection with the issuance (the Board of Directors or the Committee can require the payment of par value at the time of the grant). The appropriate corporation will realize a corresponding compensation deduction. The holder will have a basis in the shares acquired equal to any amount paid on exercise plus the amount of any ordinary income recognized by the holder. On sale of the shares, the holder will have a capital gain or loss equal to the sale proceeds minus his or her basis in the shares.

                                 PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Price of Our Common Stock and Dividends
------------------------------------------------------
Currently, our common stock is listed in the "pink sheets", under the symbol "LEWW". From June 29, 2001 to August 27, 2001, our Common Stock was quoted in the pink sheets under the symbol "PYMM". From April 1999 to April 2000 our Common Stock was quoted on the NASD's OTC Bulletin Board under the symbol "SYUS". Previously, our common stock was traded in the over the counter market under the symbol "SVHC". The table below sets forth the high and low bid quotations for the common stock as reported by a market maker on the NASD'S OTC Bulletin Board during the periods indicated. Such over the counter market quotations are based on inter-dealer bid prices, without markup, markdown or commission, and may not necessarily represent actual transactions.

                                                   Bid Quotation
                                                   -------------

Fiscal Year 2001                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 9/30/01                      $6.00             $1.25
Quarter ended 6/30/01                       N/A                   N/A
Quarter ended 3/31/01                       N/A                   N/A

Fiscal Year 2000                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 12/31/00                      N/A                   N/A
Quarter ended 9/30/00                       N/A                   N/A
Quarter ended 6/30/00                       N/A                   N/A
Quarter ended 3/31/00                      $0.125                $0.125

Fiscal Year 1999                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 12/31/99                     $0.25                 $0.125
Quarter ended 9/30/99                      $2.00                 $0.125
Quarter ended 6/30/99                      $2.00                 $0.10
Quarter ended 3/31/99                      $1.00                 $0.10

At November 5, 2001, the closing price for our common stock was $2.10 per share and we had approximately 568 shareholders of record. We have not paid any cash dividends to date and do not anticipate paying dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings and no such action by or against us, to the best of our knowledge, has been threatened.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not changed nor had any disagreements with our independent certified accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The share exchange of Polymeric's common stock for the Lew's common stock discussed below was accounted for as a recapitalization of Polymeric. However, Lew is the surviving entity for legal purposes. Therefore, the Consolidated Statements of Stockholders' Equity contained in our financial statements reflect the share issuances of Polymeric since its inception in February 2000. The following information reflects all issuances of unregistered securities within the past three years by Lew only, pursuant to the requirements of Item 701, Regulation SB, promulgated under the Securities Exchange Act of 1934, as amended.

Reorganization and Post-Reorganization Post-Split Issuances
-----------------------------------------------------------
During the period from January 1, 2001 through the date of this filing, Lew has been conducting a private placement of up to 2,500,000 shares of common stock to accredited investors at a price of $1.00 per share. As of September, 30, 2001, a total of 2,074,253 shares have been sold for aggregate proceeds of $2,024,253 in cash and a $50,000 subscription receivable. The securities issued in the foregoing transaction have been issued in reliance on the exemption from registration afforded by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and the regulations promulgated thereunder. Lew filed a Form D, Notice of Sale of Securities, as amended, with the Securities and Exchange Commission (the "Commission") reporting the above transaction.

At December 31, 2000, Lew issued 6,601,690 shares of its common stock in exchange for all the issued and outstanding shares of Polymeric pursuant to a Plan and Agreement of Reorganization. The Plan and Agreement of Reorganization called for a reverse split of Lew's issued and outstanding common stock at a ratio of 5-for-1 and the cancellation of 17,744,350 pre-split shares acquired from the former principal shareholders of Lew prior to the reorganization, leaving a total of 888,115 shares issued and outstanding before the issuance of the 6,601,690 shares to the Polymeric shareholders. The securities issued in the foregoing transaction were issued in reliance on the exemption from registration and prospectus delivery requirements of the Act set forth in Section 4(2) of the Securities Act and the regulations promulgated thereunder. Lew filed a Form D, Notice of Sale of Securities, with the Commission reporting the above transaction.

In February 2001, Lew issued Peter E. Fooshe III, 12,000 shares of restricted common stock in exchange for his services in connection with developing Lew's strategic business plan. The shares of common stock have been valued at $1.00 per share or a total value of $12,000.

In March 2001, Lew granted Peter E. Fooshe, III and William K. Watkins, options for the purchase of up to 250,000 shares each of Lew's common stock at an exercise price of $0.50 per share exercisable for a period of three years.

In April 2001, Lew granted 50,000 stock options to an officer of LewCom. In connection with the option grant 30,000 of these options vested on the date of grant, an additional 10,000 options vest March 31, 2002, and the remaining 10,000 options vest March 31, 2003. All options have an exercise price of $1.00 per share and a maturity of three years from the respective vesting date.

In June 2001, Lew granted Richard Steinke, options to purchase of up to 250,000 shares of Lew's common stock at an exercise price of $1.00 per share, exercisable for a period of three years. In addition, Lew issued Mr. Steinke 80,000 shares of restricted common stock valued at $1.00 per share in lieu of cash compensation for all unpaid compensation for services through June 30, 2001.

In June 2001, Lew issued to William Watkins 150,000 shares of restricted common stock valued at $1.00 per share as his annual salary in lieu of monthly cash payments of $12,500 per month.

In June 2001, Lew granted stock options to purchase up to 175,000 shares of restricted common stock at $1.00 per share to certain unaffiliated individuals and consultants that have provided services to Lew. The exercise term of the options is for a term of 3 years from the date of grant.

In June 2001, in connection with the employment of Ken Kirkpatrick as Lew's chief financial officer, Lew granted Mr. Kirkpatrick an option to acquire an aggregate of 150,000 shares of restricted common stock, subject to certain vesting requirements and exercise prices ranging from $1.00 to $3.00 per share.

In June 2001, Lew granted a stock award of an aggregate of 5,000 shares of restricted common stock to Lew's non-salaried personnel based on individual awards of approximately 200 shares per employee.

In October 2001, Lew acquired the remaining outstanding minority interest in LewCom in exchange for $15,000 cash and 98,040 shares of its restricted common stock.

The securities issued in the foregoing transactions were issued in reliance on the exemption from registration and prospectus delivery requirements of the Act set forth in Section 4(2) of the Securities Act and the regulations promulgated thereunder.

Pre-Reorganization and Pre-Split Issuances
------------------------------------------
During June 2000, Lew issued and aggregate of 19,959,300 shares of its restricted common stock in exchange for the cancellation of debt owed under a line of credit to an affiliate (9,776,620 shares), management services from its former president (5,000,000 shares), and legal services (5,182,680 shares). The securities issued in the foregoing transaction were issued in reliance on the exemption from registration and prospectus delivery requirements of the Act set forth in Section 4(2) of the Securities Act and/or Rule 701, and the regulations promulgated thereunder.

In August 1999, Lew issued 25,000 shares to Capstone Partners, LLC, an unrelated party pursuant to the terms of an Investment Banking Consulting Agreement and in reliance on the exemption from registration afforded by Rule 504 promulgated under the Securities Act and Sections 109.3, 139.19 and/or
139.16 of the Texas Administrative Code. The purchaser provided Lew with representations that it was an accredited investor and an opinion of Texas counsel that the sale complied with each of the requirements of Rule 504 of Regulation D and the applicable provisions of the Texas Administrative Code (Texas being the claimed domicile of the purchaser).

In June 1999, Lew issued 200,000 shares its restricted common stock and a warrant to purchase an additional 200,000 shares to National Securities Corporation, an unrelated party pursuant to the terms of a Financial Advisory and Consulting Agreement. The securities issued in the foregoing transaction were issued in reliance on the exemption from registration and prospectus delivery requirements of the Act set forth in Section 4(2) of the Securities Act and the regulations promulgated thereunder.

In August 1998, Lew issued 1,790,400 shares to an unrelated party in exchange for the payment of legal, accounting and other expenses on behalf of the Registrant in the amount of $20,000. The securities issued in the foregoing transaction were issued in reliance on the exemption from registration and prospectus delivery requirements of the Act set forth in Section 4(2) of the Securities Act and the regulations promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following is a brief summary of certain indemnification provisions of Lew's certificate of incorporation and the Nevada Revised Statutes. This summary is qualified in its entirety by reference to the text thereof.

Section 78.751 of the Nevada Revised Statutes confers on a director or officer an absolute right to indemnification for expenses, including attorneys' fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any action, suit, or proceeding. This section also entitles a director or officer to partial indemnification against expenses to the extent that he has been successful in defending any claim, issue, or matter asserted in such proceeding. The Nevada Revised Statutes indemnification section further permits the corporation to indemnify officers and directors in circumstances where indemnification is not mandated by the statute and certain statutory standards are satisfied.

The Nevada Revised Statutes expressly make indemnification contingent upon a determination that indemnification is proper in the circumstances. Such determination must be made by the board of directors, the shareholders, or independent legal counsel. The Nevada Revised Statutes also permit a corporation, in its articles of incorporation, bylaws, or an agreement, to pay attorneys' fees and other litigation expenses on behalf of a corporate official in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of the corporate official to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation. The corporation may also purchase and maintain insurance to provide indemnification.

The Nevada Revised Statutes also provide that indemnification authorized by the statute is not exclusive of, but is in addition to, indemnification rights granted under a corporation's articles of incorporation, an agreement, or pursuant to a vote of shareholders or disinterested directors.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to Section 78.751 of the Nevada Revised Statues.

Lew's articles of incorporation and bylaws contain specific provisions relating to indemnification of directors, officers, employees, and/or agents of the Company, which provide that the Company will indemnify its officers and directors to the full extent permitted by the above referenced statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by Lew is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated balance sheet of Lew Corporation (formerly The Polymeric Corporation) and Subsidiaries as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2000, have been examined to the extent indicated in their reports by HJ & Associates, LLC, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

The unaudited consolidated balance sheet of Lew Corporation and Subsidiaries as of September 30, 2001, and the related statements of operations, stockholders' equity (deficit) and cash flows for the nine months ended September 30, 2001 are attached hereto and incorporated herein by this reference.

PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this amended Form 10-SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------
 2.01     2         Agreement and Plan of Reorganization
 3.01     3         Articles of Incorporation and amendments thereto
 3.02     3         Bylaws
 4.01     4         Specimen Stock Certificate
 4.02     4         2001 Stock Option and Award Plan
 21       21        List of Subsidiaries

ITEM 2.  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              THE POLYMERIC CORPORATION

DATED: November 14, 2001      /S/ William K. Watkins, C.E.O. and President

INDEPENDENT AUDITORS' REPORT
----------------------------

Board of Directors
Lew Corporation and Subsidiaries
(Formerly The Polymeric Corporation)
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheet of Lew Corporation and Subsidiaries (formerly The Polymeric Corporation) as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lew Corporation and Subsidiaries (formerly The Polymeric Corporation) as of December 31, 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the consolidated financial statements, the Company has incurred significant losses which have resulted in an accumulated deficit, raising substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
April 13, 2001

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Consolidated Balance Sheets


                                   ASSETS
                                   ------

                                            September 30,      December 31,
                                                2001               2000
                                            -------------     -------------
                                             (Unaudited)
CURRENT ASSETS

  Cash and cash equivalents                 $     262,781     $     174,561
  Accounts receivable, net (Note 1)                57,420            46,975
  Accounts receivable - related party                   -               396
  Inventory (Note 1)                              306,067           220,438
  Prepaid expenses                                  9,139                 -
                                            -------------     -------------
     Total Current Assets                         635,407           442,370
                                            -------------     -------------
PROPERTY AND EQUIPMENT (Note 1)

  Manufacturing equipment and machinery         1,685,353         1,438,470
  Office furniture and equipment                   38,182            22,986
  Molds                                           126,268            66,745
  Automobiles                                      67,766            39,771
  Leasehold improvements                           25,640            24,204
  Less - accumulated depreciation                (331,913)         (208,140)
                                            -------------     -------------
     Total Property and Equipment               1,611,296         1,384,036
                                            -------------     -------------
OTHER ASSETS

  Goodwill, net (Note 1)                          873,327           968,784
  Patents, net (Note 1)                            46,045            27,365
  Other assets                                      1,775             7,800
                                            -------------     -------------
     Total Other Assets                           921,147         1,003,949
                                            -------------     -------------
     TOTAL ASSETS                           $   3,167,850     $   2,830,355
                                            =============     =============


The accompanying notes are an integral part of these consolidated financial statements.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Consolidated Balance Sheets (Continued)

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

                                            September 30,      December 31,
                                                2001               2000
                                            -------------     -------------
                                             (Unaudited)
CURRENT LIABILITIES

  Accounts payable                          $      42,838     $      64,134
  Accounts payable - related party (Note 3)        50,000           172,500
  Accrued expenses                                 26,928            21,502
  Accrued interest                                  3,402             4,336
  Notes payable, current portion (Note 4)          84,610           112,841
  Capital lease obligations,
   current portion (Note 5)                       102,736           116,658
  Stock subscription deposit (Note 6)             213,000            37,002
                                            -------------     -------------
     Total Current Liabilities                    523,514           528,973
                                            -------------     -------------
LONG-TERM DEBT

  Notes payable (Note 4)                           50,326            86,269
  Capital lease obligations (Note 5)              258,036           329,755
                                            -------------     -------------
     Total Long-Term Debt                         308,362           416,024
                                            -------------     -------------
     Total Liabilities                            831,876           944,997
                                            -------------     -------------

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY

  Preferred stock: 5,000,000 shares
   authorized of $0.001 par value,
   no shares issued or outstanding                      -                 -
  Common stock: 100,000,000 shares
   authorized of $0.001 par value,
   9,838,608 and 7,489,805 shares
   issued and outstanding, respectively             9,839             7,490
  Additional paid-in capital                    5,387,045         2,790,590
  Stock subscriptions receivable (Note 2)         (50,000)          (10,000)
  Prepaid expenses (Note 3)                      (131,500)          (12,500)
  Accumulated deficit                          (2,879,410)         (890,222)
                                            -------------     -------------
     Total Stockholders' Equity                 2,335,974         1,885,358
                                            -------------     -------------
     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY                  $   3,167,850     $   2,830,355
                                            =============     =============


The accompanying notes are an integral part of these consolidated financial statements.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Consolidated Statements of Operations


                                  For the       From Inception on
                                  Nine Months   February 17, 2000 through
                                  Ended         --------------------------
                                  September 30, September 30, December 31,
                                  2001          2000          2000
                                  ------------  ------------  ------------
                                  (Unaudited)   (Unaudited)

NET SALES                         $    289,167  $      5,604  $     98,096

COST OF SALES                          270,335         3,159        81,997
                                  ------------  ------------  ------------
GROSS MARGIN                            18,832         2,445        16,099
                                  ------------  ------------  ------------
EXPENSES

  Bad debt expense                       8,890             -             -
  Depreciation and amortization        219,230           370        32,625
  Research and development             423,023             -             -
  Selling, general and
   administrative                    1,312,076       440,592       871,159
                                  ------------  ------------  ------------
     Total Expenses                  1,963,219       440,962       903,784
                                  ------------  ------------  ------------
LOSS BEFORE OTHER INCOME
 (EXPENSE)                          (1,944,387)     (438,517)     (887,685)
                                  ------------  ------------  ------------
OTHER INCOME (EXPENSE)

  Other income                               -         2,500         6,250
  Interest income                        3,533         2,357         3,751
  Interest expense                     (48,334)       (2,943)      (12,538)
                                  ------------  ------------  ------------
     Total Other Income (Expense)      (44,801)        1,914        (2,537)
                                  ------------  ------------  ------------
NET LOSS                          $ (1,989,188) $   (436,603) $   (890,222)
                                  ============  ============  ============

BASIC LOSS PER SHARE              $      (0.24) $      (0.13) $      (0.22)
                                  ============  ============  ============
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                  8,421,531     3,397,679     4,014,612
                                  ============  ============  ============

The accompanying notes are an integral part of these consolidated financial statements.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Consolidated Statements of Stockholders' Equity

                                                            Additional       Stock
                                       Common Stock           Paid-in     Subscription    Prepaid    Accumulated
                                   Shares        Amount       Capital      Receivable     Expenses     Deficit
                                 ----------   ----------    ----------   -------------    --------   ----------
Balance, February 17, 2000
 (Inception)                              -  $         -  $          -  $            -  $        -  $         -

Common stock issued to founders
 for cash and services at $0.001
 per share                        2,502,000        2,502             -               -           -            -

Common stock issued for cash at
 $0.10 per share                    950,000          950        94,050               -           -            -

Common stock issued for services
 at $0.10 per share                 260,000          260        25,740               -           -            -

Common stock issued for cash at
 $0.50 per share                    550,000          550       274,450               -           -            -

Common stock issued for cash at
 $1.00 per share                  1,270,262        1,270     1,268,992               -           -            -

Common stock issued for services
 at $1.00 per share                 245,500          246       245,254               -           -            -

Common stock issued to acquire
 81% of Lew Composites, Inc.        813,928          814       813,114               -           -            -

Common stock issued for cash
 at $1.00 per share                  10,000           10         9,990         (10,000)          -            -

Recapitalization                    888,115          888        59,000               -     (12,500)           -

Net loss for the year ended
 December 31, 2000                         -                         -               -           -     (890,222)
                                 ----------   ----------  ------------  --------------  ----------  -----------
Balance, December 31, 2000        7,489,805   $    7,490  $  2,790,590  $      (10,000) $  (12,500) $  (890,222)
                                 ----------   ----------  ------------  --------------  ----------  -----------



The accompanying notes are an integral part of these consolidated financial statements.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Consolidated Statements of Stockholders' Equity (Continued)

                                                            Additional       Stock
                                       Common Stock           Paid-in     Subscription    Prepaid    Accumulated
                                   Shares        Amount       Capital      Receivable     Expenses     Deficit
                                 ----------   ----------    ----------   -------------    --------   ----------
Balance, December 31, 2000        7,489,805  $     7,490  $  2,790,590  $      (10,000) $  (12,500) $  (890,222)

Common stock issued for cash at
 $1.00 per share (unaudited)      2,074,253        2,074     2,072,179         (50,000)          -            -

Common stock issued for services
 at $1.00 per share (unaudited)     274,550          275       274,276               -    (170,000)           -

Cash received for stock
 subscription receivable
 (unaudited)                              -            -             -          10,000           -            -

Realization of prepaid expenses
 (unaudited)                              -            -             -               -      51,000            -

Stock options issued for services
 (unaudited)                              -            -       250,000               -           -            -

Net loss for the nine months ended
 September 30, 2001 (unaudited)           -            -             -               -           -   (1,989,188)
                                 ----------   ----------  ------------  --------------  ----------  -----------
Balance, September 30, 2001
 (unaudited)                      9,838,608   $    9,839  $  5,387,045  $      (50,000) $ (131,500) $(2,879,410)
                                 ==========   ==========   ===========   =============   =========   ==========



The accompanying notes are an integral part of these consolidated financial statements.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Consolidated Statements of Cash Flows
                                  For the       From Inception on
                                  Nine Months   February 17, 2000 through
                                  Ended         --------------------------
                                  September 30, September 30, December 31,
                                  2001          2000          2000
                                  ------------  ------------  ------------
                                  (Unaudited)   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                         $ (1,989,188) $   (436,603) $    (890,222)
 Adjustments to reconcile net loss
  to net cash (used) by operating
  activities:
   Depreciation and amortization       219,230           370         32,625
   Common stock issued for services        274,551       272,751        272,751
   Stock options issued for services   250,000             -              -
   Provision for doubtful accounts       8,890             -              -
 Changes in assets and liabilities:
  (Increase) in accounts receivable
   and accounts receivable - related   (18,939)            -        (47,371)
  (Increase) in inventory              (85,629)            -        (94,714)
  (Increase) in prepaids and
   other assets                       (122,114)     (111,000)        (7,800)
  Increase (decrease) in accounts
   payable and accrued expenses       (139,304)       32,288         69,806
                                  ------------  ------------  -------------
     Net Cash (Used) by
      Operating Activities          (1,602,503)     (242,194)      (664,925)
                                  ------------  ------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment               (351,033)     (631,983)      (792,789)
  Patent costs                         (18,680)      (10,470)       (27,365)
                                  ------------  ------------  -------------
     Net Cash (Used) by
      Investing Activities            (369,713)     (642,453)      (820,154)
                                  ------------  ------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Cash received on stock
   subscription deposit                175,998             -         37,002
  Cash received on stock
   subscription receivable              10,000             -              -
  Payments made on notes
   payable and leases payable         (149,815)            -        (18,875)
  Common stock issued for cash       2,024,253     1,097,220      1,641,513
                                  ------------  ------------  -------------
     Net Cash Provided by
      Financing Activities           2,060,436     1,097,220      1,659,640
                                  ------------  ------------  -------------
NET INCREASE IN CASH                    88,220       212,573        174,561

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                  174,561             -              -

CASH AND CASH EQUIVALENTS
 AT END OF YEAR                   $    262,781  $    212,573  $     174,561
                                  ============  ============  =============
The accompanying notes are an integral part of these consolidated financial statements.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Consolidated Statements of Cash Flows (Continued)

                                  For the       From Inception on
                                  Nine Months   February 17, 2000 through
                                  Ended         --------------------------
                                  September 30, September 30, December 31,
                                  2001          2000          2000
                                  ------------  ------------  ------------
                                  (Unaudited)   (Unaudited)

SUPPLEMENTAL SCHEDULE OF CASH
 FLOW ACTIVITIES

CASH PAID FOR:

 Interest                         $     49,268  $          -  $      8,202
 Income taxes                     $          -  $          -  $          -

NON-CASH FINANCING ACTIVITIES

  Common stock issued for
   services rendered              $    274,551  $    272,751  $    272,751
  Common stock issued for
   acquisition of subsidiary                 -  $          -  $    813,928
  Common stock issued for
   subscription receivable        $     50,000  $          -  $     10,000


The accompanying notes are an integral part of these consolidated financial statements.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization
----------------
The consolidated financial statements presented are those of Lew Corporation (formerly The Polymeric Corporation) (Lew), its wholly-owned subsidiary, Polymeric Industries, Inc. (Polymeric) and its majority-owned subsidiary, Lew Composites, Inc. (LewCom). Collectively, they are referred to herein as the "Company".

Lew originally incorporated under the laws of the State of Nevada on December 4, 1985 under the name Columbia Capital Corporation. In 1988, Lew amended Articles of Incorporation changing its name to Service Holding Corporation. The name was then changed in 1999 to Shuangyang (U.S.) Enterprises, Inc. Effective December 31, 2000, Lew issued 6,601,690 shares of its common stock in exchange for all the issued and outstanding shares of Polymeric. In February 2001, Lew filed amended Articles of Incorporation changing its name to The Polymeric Corporation. In July 2001, Lew filed amended Articles of Incorporation changing its name to Lew Corporation.

At the time of the acquisition of Polymeric, Lew was essentially inactive, with no operations and minimal assets. Additionally, the exchange of Lew's common stock for the common stock of Polymeric resulted in the former stockholders of Polymeric obtaining control of Lew. Accordingly, Lew was the continuing entity for legal purposes, Polymeric became the continuing entity for accounting purposes, and the transaction was accounted for as a recapitalization of Polymeric with no adjustment to the basis of Polymeric's assets acquired or liabilities assumed.

Polymeric was incorporated in the State of Nevada on February 17, 2000. Polymeric was incorporated to develop a polymer bicycle rim constructed of unidirectional fiberglass which is coated with polyurethane to provide various inherent strengthening. Polymeric intends to retain ownership of the first production machine for bicycle rims and use it as a cornerstone of a profitable manufacturing operation producing smaller quantities of rims for companies marketing custom rims and assemblies in the United States. The machine will also be used to assist in research and development and for testing production processes for many other types of materials and products.

On October 23, 2000, Polymeric entered into a Stock Exchange Agreement whereby Polymeric issued 813,928 shares of its common stock in exchange for approximately 81% of the outstanding shares of Lew Composites, Inc (LewCom). The acquisition was accounted for as a purchase resulting in goodwill of $762,278. LewCom was originally incorporated on March 16, 1999 for the purpose of researching, creating and marketing numerous graphite and composite products within many commercial and industrial markets worldwide. LewCom currently holds patents, licenses and applicable technologies in the graphite and composites industries.

Effective November 17, 2000, LewCom entered into an Asset Purchase Agreement to purchase certain assets and corresponding liabilities from Wardell Technologies, Inc. (Wardell) dba, Advanced Cutting and Machining for $250,000. The purchase resulted in additional goodwill of $225,947.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

b. Accounting Method
--------------------
The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

c.  Cash and Cash Equivalents
-----------------------------
Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d.  Basic and Diluted Loss Per Share
------------------------------------
                                  For the       From Inception on
                                  Nine Months   February 17, 2000 through
                                  Ended         --------------------------
                                  September 30, September 30, December 31,
                                  2001          2000          2000
                                  ------------  ------------  ------------
                                  (Unaudited)   (Unaudited)

Loss (numerator)                  $(1,989,188) $   (436,603)  $   (890,222)

Shares (denominator)                8,421,531     3,397,679      4,014,612
                                  -----------  ------------   ------------
Per share amount                  $     (0.24) $      (0.13)  $      (0.22)
                                  ===========  ============   ============

The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents consisting of warrants and options have not been included in the calculation as their effect is antidilutive for the period presented.

e.  Estimates
-------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f.  Provision for Taxes
-----------------------
At September 31, 2001, the Company had an accumulated deficit of $2,879,410 which includes net operating loss carryforwards that may be offset against future taxable income through 2021. No tax benefit has been reported in the consolidated financial statements as the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

f.  Provision for Taxes (Continued)
-----------------------------------
The income tax benefit differs from the amount computed at the federal statutory rates of approximately 38% as follows:

                                  For the       From Inception on
                                  Nine Months   February 17, 2000 through
                                  Ended         --------------------------
                                  September 30, September 30, December 31,
                                  2001          2000          2000
                                  ------------  ------------  ------------
                                  (Unaudited)   (Unaudited)

Income tax benefit at
 statutory rate                   $    756,000  $    165,000  $    338,000
Change in valuation allowance         (756,000)     (165,000)     (338,000)
                                  ------------  ------------  ------------
                                  $          -  $          -  $          -
                                  ============  ============  ============

Deferred tax assets (liabilities) are comprised of the following:

                                                September 30,  December 31,
                                                    2001          2000
                                                ------------   ------------
                                                (Unaudited)

Income tax benefit at statutory rate            $  1,094,000   $    338,000
Valuation allowance                               (1,094,000)      (338,000)
                                                ------------   ------------
                                                $          -   $          -
                                                ============   ============

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in the future.

g.  Inventory
-------------
Inventory is stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of raw materials and finished goods produced in the Company's plant and products purchased for resale.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        (Continued)

h.  Property and Equipment
--------------------------
Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows:

     Manufacturing equipment and machinery      5 to 7 years
     Office furniture and equipment             3 to 5 years
     Molds                                      3 years
     Automobiles                                5 years
     Leasehold improvements                     7 years

Depreciation expense for the nine months ended September 30, 2001 and the year ended December 31, 2000 was $123,773 and $13,184, respectively.

i. Revenue Recognition
----------------------
The Company recognizes revenues and the related costs for its product sales when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection of the resulting receivable is probable. Amounts invoiced and collected in advance of product delivery are recorded as deferred revenue. The Company accrues for warranty costs, sales returns, and other allowances based on its experience.

j.  Goodwill
------------
Goodwill was originally recorded which consisted of the excess of the purchase price over the fair value of net tangible assets of the purchased subsidiary, Lew Composites, Inc. Additional goodwill was recorded as a result of the Asset Purchase Agreement with Wardell on November 17, 2000. Goodwill is currently being amortized on the straight-line method over a 7 year period (see also
Note 1(p).

The Company periodically reviews goodwill for impairment by comparing undiscounted projected income over the remaining amortization period to the unamortized balance of goodwill and technology.

Amortization expense on the goodwill for the nine months ended September 30, 2001 and the year ended December 31, 2000 was $95,457 and $19,441, respectively.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

j.  Goodwill (Continued)
------------------------
A summary of goodwill is as follows:

                                                September 30,  December 31,
                                                    2001          2000
                                                ------------   ------------
                                                (Unaudited)
Original goodwill recorded pursuant to
 acquisition of Lew Composites, Inc.            $    762,278   $    762,278

Original goodwill recorded pursuant to asset
 purchase from Wardell Technologies, Inc.            225,947        225,947

     Less: accumulated amortization                 (114,898)       (19,441)
                                                ------------   ------------
Net goodwill                                    $    873,327   $    968,784
                                                ============   ============
k.  Patents
-----------
Patents have been capitalized at September 30, 2001 and December 31, 2000, resulting from costs incurred by the Company to obtain patents on its products. Amortization of the patents will begin on the date the patents are granted.

l.  Advertising
---------------
The Company follows the policy of charging the costs of advertising to expense as incurred.

m.  Accounts Receivable
-----------------------
Accounts receivable are shown net of the allowance for doubtful accounts of $-0- and $1,500 as of September 30, 2001 and December 31, 2000, respectively.

n.  Impairment of Long-Lived Assets
-----------------------------------
The Company reviews long-lived assets and identifiable intangibles whenever events or circumstances indicate that the carrying amounts of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amounts of the assets against the estimated undiscounted cash flows associated with these assets. At the time such evaluation indicates that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the assets' carrying value, the assets are adjusted to their fair values (based upon discounted cash flows).

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

o.  Changes in Accounting Principle
-----------------------------------
The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

The Company has adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No.
123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's consolidated financial statements.

p.  Pronouncements Issued Not Yet Adopted
-----------------------------------------
In July, 2001, the Financial Accounting Standards Board issued two statements
- Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

p.  Pronouncements Issued Not Yet Adopted (Continued)
-----------------------------------------------------
Statement 141:

  + Eliminates the pooling method for accounting for business combinations.

  + Requires that intangible assets that meet certain criteria be reported separately from goodwill.

  + Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

  + Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.

  + Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, the Company is required to:

  + Re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.

  + Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.

  + Write-off any remaining negative goodwill.

The Company has not yet completed its full assessment of the effects of these new pronouncements on its consolidated financial statements and so is uncertain as to the impact. The standards generally are required to be implemented by the Company in its 2001 financial statements.

q.  Principles of Consolidation
-------------------------------
The consolidated financial statements include those of Lew Corporation (Lew), its wholly-owned subsidiary, Polymeric Industries, Inc. (Polymeric) and its majority-owned subsidiary, Lew Composites, Inc. (LewCom). All significant intercompany accounts and transactions have been eliminated.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

r.  Concentrations of Risk
--------------------------
The Company maintains several accounts with financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances exceed the insured amount by $165,000 and $90,000, as of September 30, 2001 and December 31, 2000, respectively.

Credit losses, if any, have been provided for in the consolidated financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risks in the normal course of its business.

s.  Stock Options and Warrants
------------------------------
The Company applies Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans and other stock awards. Under APB 25, compensation cost is recognized for equity instruments granted to employees when the exercise price is less than the market price of the underlying common stock on the date of grant.

The Company applies FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), when recording stock options and warrants granted, using the fair value based method. The Company estimates the fair value of each stock award at the grant date by comparing the exercise price with prices from previous stock issuances.

t.  Equity Securities
---------------------
Equity securities issued for services rendered have been accounted for at the fair market value of the securities on the date of issuance.

u.  Unaudited Financial Statements
----------------------------------
The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2001 and 2000 and for all periods presented have been made.

NOTE 2 - STOCK SUBSCRIPTIONS RECEIVABLE

On February 17, 2000 in connection with the incorporation of Polymeric, the Company issued 2,502,000 shares of common stock to the founders for cash and services valued at $0.001 per share. Prior to December 31, 2000, the Company sold 10,000 shares of common stock to an unrelated individual at a subscription price of $1.00 per share. Although the shares had been issued at December 31, 2000, the $10,000 was not received by the Company until January 2001. Accordingly, stock subscriptions receivable at December 31, 2000 totaled $10,000 which is being shown as a reduction in stockholders' equity.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 2 - STOCK SUBSCRIPTIONS RECEIVABLE (Continued)

During the nine months ending September 30, 2001, the Company sold 50,000 shares of common stock to an unrelated individual at a subscription price of $1.00 per share. Although the shares had been issued at September 30, 2001, the $50,000 was not received by the Company at September 30, 2001. Accordingly, stock subscriptions receivable at September 30, 2001 totaled $50,000 which is being shown as a reduction in stockholders' equity.

NOTE 3 - RELATED PARTY TRANSACTIONS

On February 19, 2000, the Company entered into a consulting agreement with a related party, whereby the Company issued 153,500 shares of common stock valued at $153,500. The consulting contract does not have a set term for performance and accordingly, the entire $153,500 was charged to consulting expense for the year ended December 31, 2000.

The Company also entered into two separate consulting agreements with other related parties and issued a total of 12,500 shares of common stock valued at $3,500.

As part of the recapitalization at December 31, 2000, the Company recorded a prepaid expense of $12,500 related to shares issued by the Company prior to the reorganization for future services. These prepaid expenses were charged to legal fees during the period ended September 30, 2001. In addition, an additional $100,000 was owed to a shareholder and a former affiliate of the Company at December 31, 2000 pursuant to the reorganization agreement. The $100,000 was paid by the Company during January 2001.

LewCom entered into an agreement prior to the acquisition of LewCom by Polymeric during 2000 whereby LewCom repurchased certain outstanding shares of LewCom for a total of $90,000, payable in monthly installments of $2,500 from one of the original shareholders. The amount due to this shareholder at September 30, 2001 and December 31, 2000 was $50,000 and $72,500,
respectively.

During the nine months ended September 30, 2001, the Company issued 20,000 shares of common stock at $1.00 per share for prepaid legal fees. These prepaid fees will be expensed as the services are provided. The Company has expensed $1,000 of these legal fees for the period ended September 30, 2001. In addition, the Company has issued 150,000 shares of common stock at $1.00 per share to an officer of the Company as prepaid salary from July 1, 2001 through June 30, 2002. The Company has expensed $37,500 of this prepaid salary for the period ended September 30, 2001.

Accounts payable due to related parties at September 30, 2001 and December 31, 2000 totaled $50,000 and $172,500, respectively.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 4 - NOTES PAYABLE

Notes payable consisted of the following:
                                                September 30,  December 31,
                                                    2001          2000
                                                ------------   ------------
                                                (Unaudited)
Note payable (credit line) to a bank, interest
 at prime +4%, secured by assets of the Company $     53,583   $     61,486

Note payable to a bank, interest at 6.7% per
 annum, payable in monthly installments of
 $1,999, secured by assets of the Company,
 matures in December 2003.                            49,788         66,140

Note payable to a bank, interest at 5.9% per
 annum, payable in monthly installments of $297,
 secured by automobile, matures in April 2005.             -         13,021

Note payable to a bank, interest at 7.5% per
 annum, payable in monthly installments of $491,
 secured by automobile, matures in September 2004.         -         19,336

Note payable to a bank, interest at 11.37% per
 annum, credit limit of $25,000, payable in
 monthly installments of $453, secured by assets
 of the Company.                                      15,528         17,781

Note payable to a bank, interest at 11.50% per
 annum, payable in monthly installments of $690,
 secured by assets of the Company, matures in
 November 2003.                                       16,037         21,346
                                                ------------   ------------
Total notes payable                              134,936        199,110

    Less: current portion                            (84,610)      (112,841)
                                                ------------   ------------
    Long-Term Notes Payable                     $     50,326   $     86,269
                                                ============   ============

The aggregate principal maturities of notes payable are as follows:

         Year Ending
         December 31,
         ------------
            2001                                $    112,841
            2002                                      36,672
            2003                                      40,722
            2004                                       7,805
            2005                                       1,070
            2006 and thereafter                            -
                                                ------------
            Total                               $    199,110
                                                ============

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 5 - CAPITAL LEASES

The Company leases certain equipment with lease terms through October 2005. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments.

The capitalized costs of $605,032 less accumulated depreciation of $112,515 are included in manufacturing equipment and machinery as of December 31, 2000.

Obligations under capital leases consisted of the following:

                                                September 30,  December 31,
                                                    2001          2000
                                                ------------   ------------
                                                (Unaudited)

     Total                                      $    360,772   $    446,413
     Less: current portion                          (102,736)      (116,658)
                                                ------------   ------------
     Long-term portion                          $    258,036   $    329,755
                                                ============   ============

The future minimum lease payments under these capital leases and the net present value of the future minimum least payments are as follows:

         Year Ending
         December 31,
         ------------
            2001                                          $    131,817
            2002                                               116,840
            2003                                                90,367
            2004                                                54,231
            2005                                                79,597
            2006 and thereafter                                      -
                                                          ------------
            Total future minimum lease payments                472,852

            Less, amount representing interest                 (26,439)
                                                          ------------
            Present value of future minimum payments      $    446,413
                                                          ============

NOTE 6 - STOCK SUBSCRIPTION DEPOSIT

As of September 30, 2001 and December 31, 2000, the Company had received a total of $213,000 and $37,002 for the purchase of 213,000 and 37,002 shares of common stock, respectively. The $213,000 and $37,002 is being shown as a stock subscription deposit as of September 30, 2001 and December 31, 2000 until the shares are issued.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 7 - GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred a significant loss for the nine months ended September 30, 2001 which has resulted in an accumulated deficit of $2,879,410 at September 30, 2001 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. It is the intent of management to create additional revenues through the development and sales of its bicycle rims and other products and to rely upon additional equity financing if required to sustain operations until revenues are adequate to cover the costs.

NOTE 8 - COMMON STOCK WARRANTS

A summary of the status of the Company's warrants as of September 30, 2001 and changes during the period ending September 30, 2001 is presented below:

                                                                Exercise
                                                    Warrants    Price
                                                    ----------  ----------
  Outstanding, December 31, 2000                        40,000  $     5.00
     Granted                                                 -           -
     Expired                                                 -           -
     Exercised                                               -           -
                                                    ----------  ----------
  Outstanding, September 30, 2001 (Unaudited)           40,000  $     5.00
                                                    ==========  ==========

  Exercisable, September 30, 2001 (Unaudited)           40,000  $     5.00
                                                    ==========  ==========
These warrants expire on May 31, 2004.

NOTE 9 - COMMON STOCK OPTIONS

During March 2001, the Company issued 500,000 stock options to two officers of the Company. These options were issued with an exercise price of $0.50 per share. These options vest immediately and have a maturity of three years from the grant date.

On April 17, 2001, the Board of Directors of the Company approved the 2001 Stock Option and Award Plan, under which employees, consultants, officers, directors, and other individuals may be granted stock options. The total number of shares of common stock as to which options may be granted under the plan is 1,000,000. The Company has granted 625,000 options under this plan.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 9 - COMMON STOCK OPTIONS (Continued)

During April 2001, the Company issued 50,000 stock options to an employee of LewCom. 30,000 of these options vest immediately, an additional 10,000 options vest March 31, 2002, and the remaining 10,000 options vest March 31, 2003. All options have an exercise price of $1.00 per share and a maturity of three years from the respective vesting date.

During June 2001, the Company issued 425,000 stock options to employees, individuals, and consultants that have provided services to the Company, exercisable at $1.00 per share. These options vest immediately and have a maturity of three years from the grant date.

During June 2001, the Company also issued 150,000 stock options to an officer of the Company. 50,000 of these options vest immediately with an exercise price of $1.00 per share, an additional 50,000 options vest June 30, 2002 with an exercise price of $2.00 per share, and the remaining 50,000 options vest June 30, 2003 with an exercise price of $3.00 per share. All options have a maturity of three years from the respective vesting date.

As a result of applying SFAS No. 123, the Company recorded an expense of $250,000 during the nine months ended September 30, 2001. The expense is included in the selling, general and administrative amount in the statement of operations.

A summary of the status of the Company's stock options as of September 30, 2001 and changes during the period ending September 30, 2001 is presented below:

                                                   Weighted     Weighted
                                                   Average      Average
                                      Stock        Exercise     Grant Date
                                      Options      Price        Fair Value
                                      ----------   ----------   ----------
Outstanding, December 31, 2000                 -   $        -   $        -
     Granted                           1,125,000         0.91         0.22
     Expired                                   -            -            -
     Exercised                                 -            -            -
                                      ----------   ----------   ----------
Outstanding, September 30, 2001
 (Unaudited)                           1,125,000   $     0.91   $     0.22
                                      ==========   ==========   ==========
Exercisable, September 30, 2001
 (Unaudited)                           1,005,000   $     0.75   $     0.25
                                      ==========   ==========   ==========

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 9 - COMMON STOCK OPTIONS (Continued)

The following summarizes the exercise price per share and expiration date of the Company's outstanding options to purchase common stock at September 30, 2001;

                           Number of Shares  Expiration Date  Exercise Price
                           ----------------  ---------------  --------------
                                    500,000         03/01/04  $         0.50
                                     30,000         04/17/04            1.00
                                    475,000         06/22/04            1.00
                                     10,000         03/31/05            1.00
                                     50,000         06/22/05            2.00
                                     10,000         03/31/06            1.00
                                     50,000         06/22/06            3.00
                                -----------
Balance outstanding,
 September 30, 2001
 (Unaudited)                      1,125,000
                                ===========

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Operating Leases
----------------
The Company has entered into several non-cancelable leases, accounted for as operating leases of certain machinery and equipment used in operations. The minimum future payments required under the operating leases are as follows:

         Year Ending
         December 31,
         ------------
            2001                                          $    134,937
            2002                                               110,080
            2003                                                99,760
            2004                                                82,144
            2005                                                40,588
            2006 and thereafter                                 35,519
                                                          ------------
            Total                                         $    503,028
                                                          ============
Employment Agreements
---------------------
On April 17, 2001, the Company entered into an employment agreement with the President and CEO of LewCom. Compensation for services is at a monthly rate of $10,000. The term of the agreement and employment is from April 1, 2001 through March 31, 2004.

LEW CORPORATION AND SUBSIDIARIES
(Formerly The Polymeric Corporation)
Notes to the Consolidated Financial Statements
September 30, 2001 and December 31, 2000

NOTE 10 - COMMITMENTS AND CONTINGENCIES (Continued)

Employment Agreements (Continued)
---------------------------------

On June 22, 2001, the Company entered into an employment agreement with the Secretary/Treasurer and CFO of the Company. Compensation for services is at the monthly rate of $7,500. The term of the agreement and employment is from June 22, 2001 through June 30, 2004.

NOTE 11 - CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS

As discussed in Note 1, on October 23, 2000, Polymeric entered into a Stock Exchange Agreement whereby Polymeric issued 813,928 shares of its common stock in exchange for approximately 81% of the outstanding shares of Lew Composites, Inc. The acquisition was accounted for as a purchase. Unaudited proforma consolidated results of operations for the year ended December 31, 2000 as though LewCom had been acquired as of February 17, 2000 follows:

     NET SALES                                    $     252,052

     EXPENSES                                        (1,597,461)
                                                  -------------
     NET LOSS                                     $  (1,345,409)
                                                  =============
     BASIC LOSS PER SHARE                         $       (0.33)
                                                  =============